As filed with the Securities and Exchange Commission on July 19, 2002
                                                  Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                                  (SCHEDULE B)
                               ------------------
                            Province of New Brunswick
                                    (Canada)
                              (Name of Registrant)
                               ------------------
     Names and Addresses of Authorized Representatives in the United States:
                            WILLIAM BRIAN SCHUMACHER
                              Deputy Consul General
                           Canadian Consulate General
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                               ------------------
                             Send communications to:

           BRYAN MACDONALD                              JOHN W. WHITE, ESQ.
      Assistant Deputy Minister                       Cravath, Swaine & Moore
          Treasury Division                               Worldwide Plaza
      Province of New Brunswick                          825 Eighth Avenue
            P.O. Box 6000                            New York, New York 10019
  Fredericton, N.B., Canada E3B 5H1

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as described herein.

                               ------------------

The securities registered by this registration statement are to be offered on a delayed or continuous basis.

                               ------------------

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                            Proposed maximum
                                Amount      aggregate offering     Amount of
Securities registered      being registered     price (1)       registration fee
--------------------------------------------------------------------------------
Province of New Brunswick
  Debt Securities........ U.S.$150,000,000       100%              U.S.$13,800
================================================================================
(1)  Estimated solely for the purpose of determining the registration fee.

     Pursuant to Rule 429 of the rules and regulations of the Securities and Exchange Commission under the Securities Act of 1933, the prospectus contained herein also relates to Registration Statement No. 33-89790, as to which this constitutes Post-Effective Amendment No. 1. Such Post- Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration statement in accordance with Section 8(c) of the Securities Act of 1933.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                               EXPLANATORY NOTE

     This registration statement, including the basic prospectus constituting a part hereof, relates to U.S. $150,000,000 aggregate principal amount of debt securities of the Province of New Brunswick. The basic prospectus contained in this registration statement also relates to U.S. $350,000,000 aggregate principal amount of debt securities of the Province of New Brunswick registered under Registration Statement No. 33-89790. Such U.S. $500,000,000 aggregate principal amount of debt securities will be offered from time to time as separate issues of debt securities on the terms and in the manner to be specified in prospectus supplements to be delivered in connection with each such offering.


                              CROSS-REFERENCE SHEET

     Cross-reference sheet between Schedule B of the Securities Act of 1933 and the prospectus.



Schedule B Item         Heading in the Prospectus
---------------         -------------------------
     1  ............... Cover Page.
     2  ............... Application of Proceeds; Description of Debt Securities.
     3  ............... *; ****
     4  ............... *
     5  ............... *
     6  ............... **
     7  ............... Authorized Representatives.
     8  ............... ***
     9  ............... ***
     10 ............... ***
     11 ............... *; ****
     12 ............... Description of Debt Securities; Legal Opinions.
     13 ............... ****
     14 ............... *; ****

_______________
     * Information included in the Province of New Brunswick's most recent Annual Report on Form 18-K filed with the Securities and Exchange Commission (the "Annual Report") and incorporated by reference herein.
    ** To be completed or provided from time to time by amendment to the Annual Report.
   *** Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities registered hereby.
  **** Information included in Part II to this registration statement or as an exhibit hereto.

--------------------------------------------------------------------------------
                                   Prospectus
--------------------------------------------------------------------------------



                                [GRAPHIC OMITTED]



                                U.S. $500,000,000

                            Province of New Brunswick
                                    (Canada)

                                  P.O. Box 6000
                           Fredericton, New Brunswick
                                 Canada E3B 5H1
                                 (506) 453-2515

                                 Debt Securities

The Province of New Brunswick intends to issue from time to time debt securities in an aggregate principal amount of up to U.S. $500,000,000. The specific terms of each series of debt securities will be set forth in supplement to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest.

                               ------------------

Neither the Securities and Exchange Commission, nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


--------------------------------------------------------------------------------
                The date of this prospectus is ,      2002

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
About This Prospectus....................................................    2

Province of New Brunswick................................................    2

Application of Proceeds..................................................    2

Description of Debt Securities...........................................    3

Plan of Distribution.....................................................    5

Authorized Representatives...............................................    5

Sources of Information...................................................    5

Legal Opinions...........................................................    6

Where You Can Get More Information.......................................    6


                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a "shelf" registration process. Using this process, we may offer the debt securities this prospectus describes in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information this prospectus contains. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information".

                            PROVINCE OF NEW BRUNSWICK

     The Province of New Brunswick is located on the eastern seaboard of Canada and has a total land area of 28,355 square miles of which about 12,877 square miles are Crown Lands owned by the Province. The Province's population is concentrated principally in the valleys of the St. John River and other rivers. A large part of the Province is covered by forests, which constitute a major natural resource. Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals. The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern United States, Great Britain and Western Europe. According to Statistics Canada, the population of the Province on July 1, 2001 was estimated at 757,077. The three largest urban areas of the Province and their respective populations based on 1996 census figures are Saint John (125,705), Moncton (113,491) and Fredericton (78,950), the capital of the Province.

                             APPLICATION OF PROCEEDS

     The net proceeds to the Province from the sale of the debt securities will be added to the Consolidated Fund of the Province to be used for general Provincial purposes and may be advanced to, or applied to the purchase of securities issued by, New Brunswick Power Corporation.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a brief summary of the terms and conditions of the debt securities. You should review the form of debt security for more details regarding the provisions described below and for other provisions that may be important to you. A form of the debt securities is filed as an exhibit to the registration statement. See "Where You Can Find More Information".

General

     The debt securities may be issued in one or more series as we authorize from time to time. The prospectus supplement relating to particular debt securities will describe the following terms:

     o the designation, aggregate principal amount and authorized denominations;
     o  the offering price;
     o  the maturity date;
     o  the interest rate;
     o  the interest payment dates;
     o any optional or mandatory redemption terms or repurchase or sinking fund provisions; and o other specific provisions.

     The debt securities will be issued under the authority of the Provincial Loans Act and Orders of the Lieutenant- Governor in Council of the Province and, where required, under a loan act or the Electric Power Act. The debt securities will be direct and unconditional obligations of the Province, for the payment and performance of which the full faith and credit of the Province will be pledged. The debt securities will not be secured but will rank pari passu with all other general obligations of the Province outstanding at the date of issue of the debt securities or issued thereafter, without any preference granted by the Province one above the other by reason of priority of date of issue, currency of payment or otherwise.

     Interest will be payable in lawful money of the United States of America by check drawn on a bank in the City of New York mailed to the registered holders of the debt securities at their registered addresses, unless other arrangements are made.

Sinking Fund

     Sinking fund payments of not less than 1% of the then outstanding principal amount of any series of debt securities (calculated as provided in the Provincial Loans Act) are required to be made on or before the anniversary date of each issue. Sinking fund payments are to be retained and invested for use by the Province to pay at maturity the related series of debt securities or other sinking fund debt of the Province or to redeem in advance of maturity sinking fund debt of the Province. The debt securities shall not be otherwise redeemable from the sinking fund. The sinking fund investments are limited to:

          (a) direct obligations of the Government of Canada, any province of Canada or any municipality in the Province of New Brunswick;

          (b) obligations guaranteed by the Government of Canada, any province of Canada or any agency of the Province of New Brunswick;

          (c) obligations of a religious or educational corporation when secured by a first mortgage on property and designated as being a trustee investment by an Act of the Legislature of the Province of New Brunswick; and

          (d) deposit receipts, deposit notes, certificates of deposit, acceptances and other similar instruments issued or endorsed by any Canadian chartered bank.

Global Securities

     We may issue debt securities in the form of one or more global securities which will be deposited with, or on behalf of a depository or its nominee. The specific terms of the depository arrangement with respect to any debt securities of a series and the name of the deposition, will be described in the prospectus supplement relating to that series.

Enforceability

     The Province has not agreed to waive any immunity from jurisdiction nor has it appointed an agent in New York upon which process may be served for any purpose. In the absence of a waiver of immunity by the Province in any proceeding leading to an order by a court of another jurisdiction, it may not be possible to obtain in New Brunswick a judgment based solely on the order of the court of such other jurisdiction. However, the United States Foreign Sovereign Immunities Act of 1976 may provide an effective means of service and preclude granting sovereign immunity in actions under the United States Federal securities laws. Such Act may also provide a means for limited execution upon property of the Province in the United States as is related to the service or administration of the debt securities.

     The debt securities will be governed by the laws of the Province. The Province may be sued in the courts of New Brunswick, and no applicable law requires the consent of any public official or authority for proceedings to be brought or judgment to be obtained against the Province arising out of or relating to obligations under the debt securities, nor, subject to the Proceedings Against the Crown Act, is any immunity from suit available to the Province in any action in such courts, irrespective of whether a party to the action or the holder of debt securities is or is not resident within New Brunswick or is or is not a citizen of Canada.

     The Proceedings Against the Crown Act requires that written notice be served on the Attorney General of the Province at least two months before the commencement of an action. Although no order obtained in an action brought in the courts of New Brunswick against the Province may be enforced by execution, the Proceedings Against the Crown Act stipulates that if the order provides for the payment of money by way of damages or otherwise, or of costs, the Minister of Finance shall, after the expiry of the applicable appeal period or final determination of any appeal to the Court of Appeal of New Brunswick, pay out of the Consolidated Fund to the person entitled, or to his order, the amount due together with interest, if any, lawfully due thereon, provided that payment of the whole of the amount so payable, or any part thereof, may be suspended by court order pending determination of an appeal from the judgment of the said Court of Appeal. In addition, under that Act certain remedies, including the remedies of specific performance and injunction, are not available but in the place of such remedies the court may make a declaratory order.

                              PLAN OF DISTRIBUTION

     The Province may sell debt securities in any of three ways:

     o  through underwriters or dealers,
     o  directly to a limited number
        of institutional purchasers or to a single purchaser or
     o  through agents.

The prospectus supplement with respect to each series of debt securities sets forth the terms of the offering of that series of debt securities, including the name or names of any underwriters, dealers or agents, the purchase price and the proceeds to the Province from the sale, any underwriting discounts and other items constituting underwriters' or agents' compensation, any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

     If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase debt securities may be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities if any are purchased. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

     Debt securities may be sold directly by the Province or through agents designated by the Province from time to time. Any agent involved in the offer or sale of debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by the Province to that agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, agents will be acting on a best efforts basis for the period of their appointment.

     The Province may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase debt securities from the Province at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Delayed delivery contracts will be subject to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commissions payable for solicitation of any delayed delivery contracts.

     Agents and underwriters may be entitled under agreements entered into with the Province to indemnification by the Province against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may engage in transactions with, or perform services for, the Province in the ordinary course of business.

                           AUTHORIZED REPRESENTATIVES

     The authorized representatives of the Province in the United States are the Hon. Michael Phillips and Brian Schumacher, at the Canadian Consulate General, 1251 Avenue of the Americas, New York, N.Y. 10020.

                             SOURCES OF INFORMATION

     Information included or incorporated by reference in this prospectus which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of that publication as a public official document.

     All financial information incorporated by reference in this prospectus was obtained from the annual Budget and Main Estimates of the Province of New Brunswick, the financial reviews pertaining thereto and the Public Accounts (subject to certain adjustments for purposes of comparability) of the Province of New Brunswick, or was prepared by representatives of the Department of Finance of the Province of New Brunswick in their official capacities. The information set forth under "Province of New Brunswick" and in the documents incorporated by reference, other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.

                                 LEGAL OPINIONS

     The legality of each series of debt securities offered by this prospectus will be passed upon on behalf of the Province by the Attorney General or by the Deputy Attorney General of the Province and, if sold to or through underwriters, will be passed upon on behalf of the several underwriters as to matters of United States law by Cravath, Swaine & Moore of New York, New York.

                       WHERE YOU CAN FIND MORE INFORMATION

     The Province is not subject to the informational requirements of the Securities Exchange Act. The Province has commenced filing annual reports on Form 18-K with the Securities and Exchange Commission on a voluntary basis. These reports and their exhibits include certain financial, statistical and other information concerning the Province. The Province may also file from time to time amendments on Form 18-K/A to its reports on Form 18-K, including amendments for the purpose of filing with the Securities and Exchange Commission exhibits which have not been included in the registration statement or registration statements to which this prospectus and any prospectus supplement relates. These exhibits would then be incorporated by reference into each of the Province's outstanding registration statements. These reports may be inspected at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20449. You can obtain information about the operation of the Securities and Exchange Commission's public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     This prospectus is part of a registration statement the Province has filed with the Securities and Exchange Commission relating to the debt securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the Securities and Exchange Commission, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits available at the Securities and Exchange Commission's public reference room.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information the Province files with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that the Province files with the Securities and Exchange Commission will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings the Province makes with the Securities and Exchange Commission on Form 18-K or Form 18-K/A until all the debt securities are sold:

     o  our annual report on Form 18-K for the year ended March 31, 2001; and

     o  amendment to our annual report on Form 18-K/A dated April 22, 2002.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning the Province at the following address:

     The Province of New Brunswick
     Department of Finance
     Treasury Division
     670 King Street, Room 376
     Fredericton, New Brunswick, Canada E3B 5H1
     Attention:  Assistant Deputy Minister, Treasury Division
     Telephone: (506) 453-2515

     You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement or pricing supplement. We have not authorized any person (including any salesman or broker) to provide information other than that which this prospectus or any prospectus supplement or pricing supplement provides. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the Securities and Exchange Commission and incorporate by reference as described above for updated information.

                                     PART II
                            (Schedule B item numbers)

3. If substitution of any security for the funded debt or floating debt of the issuer is permissible, a statement of the conditions under which such substitution is permitted; if substitution is permissible without notice, a specific statement to that effect.

         There is no provision for substitution of any security for any funded debt or floating debt of the Province of New Brunswick.

11. An itemized statement showing the amounts or estimated amounts of expenses, other than underwriting commissions, incurred or to be incurred by or for the account of the issuer in connection with the sale of the security to be offered or properly chargeable thereto, including legal, engineering, certification and other charges.


     Securities and Exchange Commission Filing Fee........... U.S. $13,800
     Securities Rating Agency Fees*..........................      124,000
     Printing Costs*.........................................       20,000
     Miscellaneous*..........................................       10,000
                                                             -------------
     Total...................................................U.S. $167,800
     -------------------------
     * Estimated

14. Agreement of the issuer to furnish a copy of the opinion or opinions of counsel in respect to the legality of the issue, with a translation, where necessary, into the English language. Such opinion shall set out in full all laws, decrees, ordinances or other acts of Government under which the issue of such security has been authorized.

          The Province of New Brunswick agrees to furnish a copy of any opinions of its counsel, the Attorney General or the Deputy Attorney General of the Province, as required, together with all required consents, by means of amendments on Form 18-K/A of the Annual Report.

                              REQUIRED UNDERTAKINGS

The Province hereby undertakes:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that the Province shall not be required to file a post-effective amendment otherwise required by (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement;

     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities covered thereby and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (d) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Province's annual report on Form 18-K filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities covered thereby and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (e) that all post-effective amendments will comply with the applicable forms, rules and regulations of the Securities and Exchange Commission in effect at the time such post-effective amendments are filed; and

     (f) if requested by the Securities and Exchange Commission, to furnish to the Division of Corporation Finance a letter informing said Division when all the securities registered hereby have been sold.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement consists of

A.   The facing sheet;

B.   The cross-reference sheet;

C.   The prospectus;

D.   Part II;

E.   The following exhibits:

        (1) Form of Underwriting Agreement. (filed as Exhibit (1) to the Province of New Brunswick's registration statement on Schedule B (File No. 33-89790) filed with the Securities and Exchange Commission on February 28, 1995).**

        (4.1) Text of Form of Debt Security (filed as Exhibit (4.1) to the Province of New Brunswick's registration statement on Schedule B (File No. 33-41815) filed with the Securities and Exchange Commission on July 19, 1991).**

        (4.2) Form of Fiscal Agency Agreement appointing the registrar and paying agent for the debt securities (filed as Exhibit (4.2) to the Province of New Brunswick's registration statement on Schedule B (File No. 33-41815) filed with the Securities and Exchange Commission on July 19, 1991).**

        (5) Opinion of the Attorney General or the Deputy Attorney General of the Province of New Brunswick.*

        (23.1) Consent of the Attorney General or the Deputy Attorney
               General of the Province of New Brunswick.*

        (23.2) Consent of the Auditor General or the Deputy Auditor General of the Province of New Brunswick.

        (23.3) Consent of Deloitte & Touche LLP.


------------------
     * To be filed in accordance with the undertaking set forth in item 14 on page II-1.

    **  Incorporated by reference.

                             SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, set out below is the signature of the Registrant.


                                          PROVINCE OF NEW BRUNSWICK



                                          By  /s/  Bryan MacDonald
                                              -------------------------
                                              Bryan MacDonald
                                              Assistant Deputy Minister
                                              Treasury Division
                                              Department of Finance


July 19, 2002

                          SIGNATURE OF AUTHORIZED AGENT

     Pursuant to the requirements of the Securities Act of 1933, set out below is the signature of the duly authorized agent in the United States of the issuer.


                                          PROVINCE OF NEW BRUNSWICK



                                          By  /s/ William Brian Schumacher
                                              ---------------------------------
                                              William Brian Schumacher
                                              Deputy Consul General
                                              Canadian Consulate General,
                                              New York
                                              Authorized Agent
                                              New York, N.Y.


July 19, 2002

                                INDEX TO EXHIBITS



   Exhibit
    Number                           Exhibit
   -------                           -------

     (1) Form of Underwriting Agreement. (filed as Exhibit (1) to the Province of New Brunswick's registration statement on Schedule B (File No. 33-89790) filed with the Securities and Exchange Commission on February 28, 1995).*

     (4.1) Text of Form of Debt Security (filed as Exhibit (4.1) to the Province of New Brunswick's registration statement on Schedule B (File No. 33-41815) filed with the Securities and Exchange Commission on July 19, 1991).*

     (4.2) Form of Fiscal Agency Agreement appointing the registrar and paying agent for the Debt securities (filed as Exhibit (4.2) to the Province of New Brunswick's registration statement on Schedule B (File No. 33-41815) filed with the Securities and Exchange Commission on July 19, 1991).*

     (23.2) Consent of the Auditor General or the Deputy Auditor General of the Province of New Brunswick.

     (23.3)    Consent of Deloitte & Touche LLP.

--------------------
* Incorporated by reference.